

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

Waleed H. Hassanein, M.D.
Chief Executive Officer
TransMedics Group, Inc.
200 Minuteman Road
Andover, MA 01810

   Re: TransMedics Group, Inc.
     Registration Statement on Form S-3
     Filed May 6, 2020
     File No. 333-238052

Dear Dr. Hassanein:

  We have limited our review of your registration statement to those issues we have addressed in our comment.

  If you do not believe our comment applies to your facts and circumstances or do not believe a withdrawal or an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3, filed on May 6, 2020

General

1. We note that pursuant to General Instruction I.A.3 you were not eligible to use Form S-3 on the date you filed your registration statement as you will not have been a reporting company for twelve months until June 1, 2020. Please amend your registration statement onto a Form for which you are eligible, or please withdraw your registration statement and refile it as of a date that you are eligible to use Form S-3. For further guidance, please refer to Securities Act Rule 401 and Securities Act Forms CDI 115.06.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Mary Beth Breslin, Legal Branch Chief, at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Paul Kinsella, Esq.